EXHIBIT 99.1

TDC Effectuates First Phase of Redundancy Program

Koebenhavn, Denmark, June 10, 2003 (PRIMEZONE) -- TDC (NYSE:TLD) (Other OTC:TDCAF) announced its decision to reduce the domestic workforce by 1.650 employees or 10% in the period until end of 1Q 2004.Consequently, TDC has now agreed with 961 employees that they will leave the company voluntarily before the end of 2003. Another 219 employees will be notified of the termination of their service with the company and they will also leave the company before the end of 2003.

The cost associated with these redundancies will be DKK 0.6bn after tax, which will be expensed as a one-time item in 2Q 2003.

The remainder of the reduction in the domestic workforce will be carried out before the end of 1Q 2004.

TDC is a Danish-based provider of communications solutions withsignificant presence in selected markets in Northern and CentralEurope. TDC is organized as six main business lines; TDC Solutions,TDC Mobile International, TDC Cable TV, TDC Directories, TDC Servicesand TDC Switzerland. TDC was privatized in 1994. Today, SBCCommunications owns 41.6% of the shares, with the remainder held byindividual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

 TDC A/S
 Noerregade 21
 DK-0900 Copenhagen C
 Denmark
 Tel. +45 33 43 76 80
 Fax +45 33 43 76 78
 Internet:www.tdc.com
 E-mail:ir@tdc.dk

CONTACT:  TDC
          Investor Relations:
          +45 3343 7680
          www.tdc.com